FORM 3
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                                  OMB APPROVAL
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                           OMB Number.......3235-0104
                            Expires: October 31, 2001
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                                                      hours per response.....0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940



(Print or Type Responses)
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1. Name and Address of Reporting Person

   Green Equity Investors III, L.P.
   11111 Santa Monica Boulevard, Suite 2000
   Los Angeles, CA 90025


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/13/01

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   MEMC Electronic Materials, Inc. ("WFR")

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [x] Director (1)                      [x] 10% Owner
   [ ] Officer (give title below)        [_] Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [_] Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security              |2. Amount of Securities  |3. Ownership Form:              |4. Nature of Indirect                |
                                  |   Beneficially Owned    |   Direct (D) or Indirect (I)   |   Benefitical Ownership             |
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
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Common Stock, par value $0.01     | 49,959,970 (2)          |   I (2)                        | Owned by TPG Wafer Holdings LLC     |
per share                         |                         |                                |                                     |
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                                  |                         |                                |                                     |
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                                  |                         |                                |                                     |
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                                  |                         |                                |                                     |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-00)

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of         |2.Date Exerciseable     |3.Title and Amount of Securities    |4. Conversion  |5.Ownership    |6.Nature of      |
  Derivative       |  and Expiration Date   |  Underlying Derivative Security    |   or Exercise |  Form of      |  Indirect       |
  Security         |  (Month/Day/Year)      |                                    |   Price of    |  Derivative   |  Beneficial     |
                   |------------------------|------------------------------------|   Derivative  |  Security     |  Ownership      |
                   |    Date    | Expiration|      Title     |    Amount or No.  |   Security    |  Direct (D) or|  |or |Ownership |
                   |Exerciseable|    Date   |                |     of Shares     |               |  Indirect (I) |                 |
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
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Series A Cumulative| 11/13/01   |   N/A     |  Common Stock  | 115,555,555       | $2.25 per     |  I (2)       |Owned by TPG Wafer|
Convertible        | (3)        |           |                | shares            | share         |              |Holdings LLC      |
Preferred Stock    |            |           |                |                   |               |              |                  |
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Common Stock       |  (4)       | 11/13/11  |  Common Stock  | 3,283,333         |$3.00 per share|   D, I (2)   |                  |
Warrants (right    |            |           |                | shares (5)        |               |              |                  |
to buy)            |            |           |                |                   |               |              |                  |
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                   |            |           |                |                   |               |              |                  |
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                   |            |           |                |                   |               |              |                  |
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

Explanation of Responses:

See attachment.

                                           GREEN EQUITY INVESTORS III, L.P.

                                           By: GEI Capital III, L.L.C., its
                                               General Partner


                                           By: /s/ John G. Danhakl
                                              ------------------------------
                                              Name:  John G. Danhakl
                                              Title: Manager

                                           November 21, 2001
                                           ---------------------------------
                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

      Explanation of Responses:

(1) Green Equity Investors III, L.P. ("GEI") and Green Equity Investors Side III, L.P. ("GEI Side") may be deemed to be a director for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of their collective right to nominate one person to serve on the Board of Directors of MEMC Electronic Materials, Inc. (the "Company") in accordance with the terms and conditions of a Members' Agreement dated as of November 13, 2001 by and among TPG Wafer Holdings, LLC ("Wafer Holdings"), TPG Wafer Partners, L.L.C. ("Wafer Partners"), GEI, GEI Side, TCW/Crescent Mezzanine Partners III, L.P. and TCW/Crescent Mezzanine Trust III.

(2) GEI and GEI Side collectively own 19.7% of the membership interests in Wafer Holdings, which directly holds 49,959,970 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and 260,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") of the Company, which shares of Series A Preferred Stock are convertible into an aggregate of 115,555,555 shares of Common Stock. GEI Capital III, L.L.C. ("GEI Capital") is the general partner of GEI and GEI Side. LGP Management, Inc. ("LGPM") is the general partner of Leonard Green & Partners, L.P. ("LGP"), which is an affiliate of GEI Capital and the management company of GEI and GEI Side. GEI Capital, LGPM and LGP may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all of the securities disclosed on this Form 3. Pursuant to Rule 16(a)(2)(ii)(A) of the Exchange Act, GEI and GEI Side are deemed to be the beneficial owners of the Common Stock and Series A Preferred Stock owned directly by Wafer Holdings, only to the extent of their direct or indirect opportunity to profit or share in any profit derived from a transaction in the Common Stock and Series A Preferred Stock owned directly by Wafer Holdings. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that GEI Capital, LGPM and LGP are, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owners of any securities beneficially owned by GEI or GEI Side in excess of such amount, and GEI Capital, LGPM and LGP disclaim beneficial ownership of such shares. In addition, as a result of GEI and GEI Side's 19.7% membership interest in Wafer Holdings, GEI and GEI Side III may be deemed, for purposes of Section 16, to beneficially own the Common Stock and Series A Preferred Stock owned directly by Wafer Holdings. However, GEI and GEI Side disclaim beneficial ownership of such shares of Common Stock and Series A Preferred Stock owned directly by Wafer Holdings.

(3) From issuance and before approval of the shareholders of the Company, the Series A Preferred Stock is convertible into up to 19.9% of the outstanding shares of Common Stock. The Series A Preferred Stock is fully exercisable and convertible upon obtaining approval of the shareholders of the Company of such securities and the underlying Common Stock.

(4) The Warrants are fully exercisable upon obtaining approval of the shareholders of the Company of such securities and the underlying Common Stock. The reported number of shares of Common Stock underlying the Series A Preferred Stock reflects the initial conversion rate of 444.44-to-1 (the ratio of the liquidation value of the series to the conversion price) pursuant to the terms of the Series A Preferred Stock.

(5) Includes 3,258,872 Warrants owned directly by GEI and 24,461 Warrants owned directly by GEI Side.

                             Joint Filer Information


Name:                   Green Equity Investors Side III, L.P.

Address:                11111 Santa Monica Boulevard, Suite 2000
                        Los Angeles, CA 90025

Designated Filer:       Green Equity Investors III, L.P.

Date of Event
Requiring Statement:    November 13, 2001

Signature:              Green Equity Investors Side III, L.P.

                        By:  GEI Capital III, LLC, its General Partner


                        By: /s/ John G. Danhakl
                           ------------------------------
                           Name:  John G. Danhakl
                           Title: Manager

                             Joint Filer Information


Name:                   GEI Capital III, L.L.C.

Address:                11111 Santa Monica Boulevard, Suite 2000
                        Los Angeles, CA 90025

Designated Filer:       Green Equity Investors III, L.P.

Date of Event
Requiring Statement:    November 13, 2001

Signature:              GEI Capital III, L.L.C.


                        By: /s/ John G. Danhakl
                           ------------------------------
                           Name:  John G. Danhakl
                           Title: Manager

                             Joint Filer Information


Name:                   LGP Management, Inc.

Address:                11111 Santa Monica Boulevard, Suite 2000
                        Los Angeles, CA 90025

Designated Filer:       Green Equity Investors III, L.P.

Date of Event
Requiring Statement:    November 13, 2001

Signature:              LGP Management, Inc.


                        By: /s/ John G. Danhakl
                           ------------------------------
                           Name:  John G. Danhakl
                           Title: Vice President

                             Joint Filer Information


Name:                   Leonard Green & Partners, L.P.

Address:                11111 Santa Monica Boulevard, Suite 2000
                        Los Angeles, CA 90025

Designated Filer:       Green Equity Investors III, L.P.

Date of Event
Requiring Statement:    November 13, 2001

Signature:              Leonard Green & Partners, L.P.

                        By: LGP Management, Inc., its General Partner


                        By: /s/ John G. Danhakl
                           ------------------------------
                           Name:  John G. Danhakl
                           Title: Vice President